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           OMB APPROVAL
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OMB NUMBER                 3235-0104

EXPIRES:            OCTOBER 31, 2001

ESTIMATED AVERAGE BURDEN
HOURS PER RESPONSE...............0.5
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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Great Hill Investors, LLC                 Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              Focal Communications Corporation    (Month/Day/Year)
     (Last)     (First)     (Middle)          October 26, 2001           -----------------------------------
    One Liberty Square                     ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS Identification            Person to Issuer                 7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
    Boston      Massachusetts   02109         Person, if an Entity             Director     X    10% Owner      applicable line)
----------------------------------------      (Voluntary)                -----            -----                     Form filed by
      (City)      (State)      (Zip)          04-3463165                       Officer           Other       -----  One Reporting
                                           ----------------------------  ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                   (Print or Type Responses)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect
                                 Exercis-  tion             Title        Number                     (I)
                                 able      Date                          of Shares                  (Instr.
                                                                                                    5)
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8% Series A Redeemable Voting    Immed.                  Common Stock    141,086         (1)           (D)
Preferred Stock
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Convertible Loan                 Immed.                  Common Stock    282,173         (2)           (D)
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Explanation of Responses:

(1) Each share of Preferred Stock is convertible into Common Stock equal to the sum of $1,000 per share plus accrued and unpaid dividends divided by the conversion price in effect at the time of conversion. The terms upon which the Preferred Stock may be converted into Common Stock are set forth in the Certificate of Designation filed by the Issuer with the Secretary of State of the State of Delaware on October 26, 2001 and incorporated herein by reference from the Issuer's Form 8-K filed on October 29,
    2001.
(2) The Convertible Loan is convertible at any time at the option of the lender into shares of the Common Stock equal to the sum of the principal amount of the loan being converted plus all accrued but and unpaid interest on the loan divided by the conversion price in effect at the time of conversion. The terms upon which the convertible loans may be converted into Common Stock are set forth in the Conversion Agreement incorporated herein by reference from the Issuer's Form 8-K filed on October 29, 2001.


                                                                                GREAT HILL INVESTORS, LLC


                                                                                By: /s/ John G. Hayes                     11-5-01
**Intentional misstatements or omissions of facts constitute Federal Criminal      -------------------------------   ---------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                           A Manager **                           Date

Note. File three copies of this Form, one of which must be manually signed.                                                Page 2
  If space provided is insufficient, See Instruction 6 for procedure.

                                                     (Print or Type Responses)